Ogier

The Nasdaq Stock Market, Inc.
Listing Qualifications
9600 Blackwell Road
Rockville, MD 20850
United States of America

**D** **+852 3656 6054**
**E** **nathan.powell@ogier.com**
**D** **+852 3656 6023**
**E** **janice.chu@ogier.com**

Reference: NMP/JTC/517964.00001

31 March 2026

Dear Sirs

We act as British Virgin Islands (the "**BVI**") counsel to MKDWELL Tech Inc., a business company incorporated in the BVI (the "**Company**").

The Company has advised us that it has elected to follow its BVI practices in lieu of the following Nasdaq Stock Market LLC Rules (the "**Rules**"):

(i) Rule 5635(a) requires a Nasdaq-listed company to obtain shareholder approval for issuance of securities in connection with acquisitions for certain events, including, without limitation, transaction other than a public offering involving a sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares), which alone or together with sales by officers, directors or substantial shareholders of the Company, equals 20% or more of the ordinary shares or 20% or more of the voting power outstanding before the issuance;

(ii) Rule 5635(b) requires a Nasdaq-listed company to obtain shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company;

(iii) Rule 5635(c) requires a Nasdaq-listed company to obtain shareholder approval for the establishment of or material amendments to equity compensation plans; and

(iv) Rule 5635(d) requires a Nasdaq-listed company to obtain shareholder approval prior to a 20% Issuance at a price that is less than the Minimum Price. For the purposes of Rule 5635(d), (A) "Minimum Price" means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement; (B) "20% Issuance" means a transaction, other than a public offering as defined in IM-5635-3, involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or substantial shareholders of the Company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

Under BVI law, it is not necessary to obtain shareholders' approval for the above dilutive events, unless it is otherwise specified in the Company's memorandum and articles of association. Based upon our review of the amended and restated memorandum and articles of association of the Company effective from 9 January 2026 (the "**Memorandum and Articles**"), the Memorandum and Articles and the BVI laws as applicable to the Company do not prohibit the Company from following its BVI practices in lieu of the requirements of the Rules, except that no shares of the Company shall be issued at a price that is below its par value.

We have made no investigation of and express no opinion in relation to the laws, rules or regulations of any jurisdiction other than those of the BVI. Specifically, we have made no independent investigation of the laws of the State of New York or the Nasdaq Stock Market LLC Rules, and we express no opinion as to the meaning, validity or effect of the Nasdaq Stock Market LLC Rules. This advice is to be governed by and construed in accordance with the laws of the BVI and is limited to and is given on the basis of the current law and practice in the BVI. This advice is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

Yours faithfully

**Ogier**